Exhibit 99.1

 United Maritime Updates on Tanker Delivery Schedule and Announces Closing of Previously Announced Equity Offering at $3.25 per Unit

July 26, 2022 – Glyfada, Greece – United Maritime Corporation (the “Company” or “United”) (NASDAQ: USEA), announces the indicative delivery dates of the recently announced tanker fleet acquisition.

The two Aframax vessels, which will be renamed M/T Parosea and M/T Bluesea, are scheduled to be delivered to the Company within the first and second week of August, respectively. The two LR2 tankers, which will be renamed M/T Epanastasea and M/T Minoansea, are also scheduled for delivery within the first and second week of August, respectively. Deliveries are subject to the satisfaction of certain customary closing conditions.

Furthermore, the public offering of 8,000,000 units at the price of $3.25 per unit and gross proceeds of approximately $26.0 million was successful closed on July 20, 2022, as scheduled and announced on July 18, 2022. Maxim Group LLC acted as the sole placement agent in connection with the offering.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased with the prompt deliveries of our recently acquired tankers in an already firm tanker market with prominent outlook that will significantly benefit the cash-flow generating capacity of United.

”In addition, the successful execution of the Company’s public offering will pave the way for additional accretive transactions aimed at strengthening our presence in the tanker sector.”

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Upon delivery of its newly-acquired vessels, the Company’s fleet will consist of four tanker vessels and one dry bulk vessel with an aggregate cargo carrying capacity of approximately 616,884 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company’s operating or financial results; the Company’s financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its registration statement on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com